ABN 46 008 583 542

04024446

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232
Foreign Exchar Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

APR 19 2004

14 April 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

**Macquarie Bank Limited <u>(File Number 82-34740)</u> documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>

PROCESSED
APR 21 2004
THOMSON
FINANCIAL

dlw 4/20

Macquarie Bank Limited
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



14 April 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 9th April 2004, was 0.0357%.

Yours faithfully,

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

## ASX Release

MACQUARIE BANK

# MACQUARIE BANK COMPLETES ACQUISITION OF UNITS IN DUET

**8 April 2004** – Macquarie Bank today confirmed that it had completed the acquisition of units in the unlisted Diversified Utilities and Energy Trusts (DUET), with a value of approximately $120 million, from AMP Life Limited.

This follows the announcement on 18 March 2004 of the proposed establishment of a 50:50 joint venture between Macquarie Bank and AMP Capital Investors Limited for the ongoing management of DUET. Refer to this release for further details.

The newly acquired holding is in addition to the approximately $25 million of units the Bank currently holds following an initial subscription of units on DUET's establishment.

**For further information please contact:**

**Investor Enquiries**
Jenny Kovacs
Investor Relations Manager
Tel: 02 8232 3250
Mobile: 0413 546 547

**Media Inquiries**
Suzanne Mercer
Public Affairs Manager
Tel: 02 8232 8525
Mobile: 0413 946 706

**Macquarie Bank Limited**
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

8th April 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

<u>Macquarie Bank Limited - Issued Ordinary Capital and Options Update</u>

Since the last notification to ASX of the position at 29 February 2004, there have been no changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 31 March 2004 the number of issued fully paid ordinary $1.00 shares was 215,916,285.

Since the last notification to the ASX, the following new options have been issued:

- 35,000 options exercisable at $33.76 each and expiring on 8 March 2009 (MBL0256);
- 17,500 options exercisable at $34.67 each and expiring on 22 March 2009 (MBL0257);
- 5,000 options exercisable at $24.62 each and expiring on 8 March 2009 (MBL0258); and
- 5,000 options exercisable at $24.58 each and expiring on 9 March 2009 (MBL0259).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 3,335 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 25,157 options exercisable at $34.71 each and expiring on 2 August 2006

(MBL0029);

- 1,666 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 25,388 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 3,719 options exercisable at $24.57 each and expiring on 5 November 2007 (MBL0139);
- 5,000 options exercisable at $21.08 each and expiring on 11 February 2008 (MBL0154);
- 12,500 options exercisable at $23.55 each and expiring on 10 March 2008 (MBL0164);
- 30,927 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,500 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209); and
- 5,000 options exercisable at $24.31 each and expiring on 27 October 2008 (MBL 0244).

The number of options on issue at 31 March 2004 was 25,819,759, all exercisable into one share per option.

Yours faithfully

Dennis Leong
<u>Company Secretary</u>

**Listing of Macquarie Bank Limited Options**

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0001 | 100,000 | $27.98 | 1/02/2006 |
| MBL0002 | 6,668 | $27.71 | 2/02/2006 |
| MBL0003 | 12,500 | $18.51 | 26/02/2006 |
| MBL0004 | 5,000 | $28.39 | 27/02/2006 |
| MBL0007 | 5,000 | $28.19 | 20/03/2006 |
| MBL0010 | 5,000 | $28.00 | 2/04/2006 |
| MBL0012 | 12,500 | $27.04 | 17/04/2006 |
| MBL0014 | 5,000 | $28.55 | 19/04/2006 |
| MBL0015 | 12,500 | $28.05 | 20/04/2006 |
| MBL0016 | 3,334 | $28.50 | 23/04/2006 |
| MBL0017 | 5,000 | $26.85 | 24/04/2006 |
| MBL0018 | 5,000 | $27.60 | 28/05/2006 |
| MBL0019 | 5,000 | $27.77 | 29/05/2006 |
| MBL0020 | 5,000 | $27.53 | 6/06/2006 |
| MBL0021 | 3,334 | $27.58 | 15/06/2006 |
| MBL0023 | 5,000 | $28.19 | 24/07/2006 |
| MBL0025 | 5,000 | $29.72 | 27/07/2006 |
| MBL0027 | 5,000 | $28.15 | 31/07/2006 |
| MBL0028 | 3,334 | $28.46 | 1/08/2006 |
| MBL0029 | 4,232,897 | $34.71 | 2/08/2006 |
| MBL0030 | 5,000 | $30.25 | 3/08/2006 |
| MBL0031 | 5,000 | $28.21 | 7/08/2006 |
| MBL0033 | 10,000 | $29.50 | 9/08/2006 |
| MBL0035 | 3,334 | $29.35 | 13/08/2006 |
| MBL0036 | 1,666 | $35.99 | 27/08/2006 |
| MBL0037 | 5,000 | $34.71 | 28/08/2006 |
| MBL0038 | 5,000 | $35.41 | 29/08/2006 |
| MBL0040 | 694,564 | $34.71 | 31/08/2006 |
| MBL0041 | 5,000 | $34.82 | 3/09/2006 |
| MBL0042 | 5,000 | $27.60 | 4/09/2006 |
| MBL0044 | 16,666 | $31.48 | 5/09/2006 |
| MBL0046 | 20,000 | $28.19 | 20/09/2006 |
| MBL0047 | 12,500 | $32.20 | 21/09/2006 |
| MBL0048 | 12,500 | $36.66 | 24/09/2006 |
| MBL0049 | 12,500 | $36.48 | 25/09/2006 |
| MBL0050 | 12,500 | $35.95 | 26/09/2006 |
| MBL0051 | 10,000 | $33.01 | 27/09/2006 |
| MBL0052 | 234,199 | $34.71 | 28/09/2006 |
| MBL0053 | 5,000 | $35.93 | 1/10/2006 |
| MBL0056 | 5,000 | $29.72 | 8/10/2006 |

**Listing of Macquarie Bank Limited Options**

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0057 | 5,000 | $37.52 | 9/10/2006 |
| MBL0058 | 5,000 | $36.68 | 12/10/2006 |
| MBL0059 | 5,000 | $28.39 | 15/10/2006 |
| MBL0061 | 12,500 | $37.75 | 29/10/2006 |
| MBL0062 | 12,500 | $37.05 | 30/10/2006 |
| MBL0063 | 5,000 | $37.26 | 31/10/2006 |
| MBL0064 | 5,000 | $37.94 | 7/11/2006 |
| MBL0066 | 5,000 | $36.85 | 13/11/2006 |
| MBL0067 | 5,000 | $36.86 | 14/11/2006 |
| MBL0069 | 5,000 | $35.71 | 16/11/2006 |
| MBL0070 | 32,500 | $37.58 | 22/11/2006 |
| MBL0071 | 12,500 | $36.84 | 26/11/2006 |
| MBL0072 | 5,000 | $36.05 | 3/12/2006 |
| MBL0073 | 5,000 | $35.71 | 5/12/2006 |
| MBL0074 | 12,500 | $36.36 | 10/12/2006 |
| MBL0075 | 5,000 | $37.55 | 20/12/2006 |
| MBL0076 | 12,500 | $37.67 | 25/01/2007 |
| MBL0077 | 5,000 | $37.47 | 4/02/2007 |
| MBL0078 | 5,000 | $36.08 | 12/03/2007 |
| MBL0079 | 17,500 | $36.54 | 13/03/2007 |
| MBL0080 | 10,000 | $36.34 | 14/03/2007 |
| MBL0081 | 5,000 | $35.24 | 15/03/2007 |
| MBL0083 | 5,000 | $36.85 | 19/03/2007 |
| MBL0084 | 5,000 | $35.15 | 20/03/2007 |
| MBL0086 | 5,000 | $36.85 | 22/03/2007 |
| MBL0087 | 5,000 | $36.67 | 25/03/2007 |
| MBL0088 | 5,000 | $36.68 | 26/03/2007 |
| MBL0089 | 32,500 | $36.55 | 27/03/2007 |
| MBL0092 | 12,500 | $36.34 | 1/04/2007 |
| MBL0094 | 12,500 | $34.82 | 3/04/2007 |
| MBL0095 | 12,500 | $35.99 | 4/04/2007 |
| MBL0096 | 5,000 | $35.22 | 5/04/2007 |
| MBL0097 | 5,000 | $35.59 | 8/04/2007 |
| MBL0098 | 5,000 | $37.35 | 9/04/2007 |
| MBL0099 | 5,000 | $36.67 | 10/04/2007 |
| MBL0101 | 5,000 | $36.95 | 18/04/2007 |
| MBL0102 | 5,000 | $33.16 | 23/05/2007 |
| MBL0103 | 5,000 | $35.31 | 24/05/2007 |
| MBL0105 | 5,000 | $32.76 | 28/05/2007 |
| MBL0106 | 5,000 | $33.12 | 29/05/2007 |
| MBL0107 | 45,000 | $33.54 | 4/07/2007 |

**Listing of Macquarie Bank Limited Options**

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0108 | 5,000 | $33.45 | 5/07/2007 |
| MBL0109 | 12,500 | $33.05 | 8/07/2007 |
| MBL0111 | 5,000 | $36.00 | 10/07/2007 |
| MBL0113 | 12,500 | $33.20 | 12/07/2007 |
| MBL0115 | 5,000 | $33.19 | 19/07/2007 |
| MBL0116 | 12,500 | $33.06 | 22/07/2007 |
| MBL0117 | 5,000 | $32.47 | 23/07/2007 |
| MBL0118 | 5,152,600 | $30.51 | 1/08/2007 |
| MBL0119 | 5,000 | $33.45 | 23/08/2007 |
| MBL0120 | 17,500 | $31.54 | 26/08/2007 |
| MBL0121 | 5,000 | $32.77 | 27/08/2007 |
| MBL0122 | 5,000 | $33.06 | 28/08/2007 |
| MBL0123 | 12,500 | $33.10 | 29/08/2007 |
| MBL0124 | 916,150 | $30.51 | 30/08/2007 |
| MBL0125 | 5,000 | $31.49 | 2/09/2007 |
| MBL0126 | 12,500 | $32.90 | 3/09/2007 |
| MBL0128 | 5,000 | $31.28 | 5/09/2007 |
| MBL0129 | 20,000 | $30.51 | 6/09/2007 |
| MBL0130 | 1,537 | $30.51 | 10/10/2007 |
| MBL0131 | 219,900 | $30.51 | 11/10/2007 |
| MBL0132 | 5,000 | $33.20 | 14/10/2007 |
| MBL0133 | 20,000 | $26.45 | 15/10/2007 |
| MBL0134 | 5,000 | $37.43 | 16/10/2007 |
| MBL0135 | 5,000 | $31.28 | 21/10/2007 |
| MBL0136 | 5,000 | $25.04 | 24/10/2007 |
| MBL0138 | 5,000 | $24.48 | 28/10/2007 |
| MBL0139 | 1,281 | $24.57 | 5/11/2007 |
| MBL0140 | 17,300 | $30.51 | 20/11/2007 |
| MBL0141 | 5,000 | $33.20 | 29/11/2007 |
| MBL0142 | 292,800 | $30.51 | 24/12/2007 |
| MBL0143 | 12,500 | $27.18 | 27/12/2007 |
| MBL0144 | 25,000 | $31.54 | 30/12/2007 |
| MBL0146 | 5,000 | $26.45 | 2/01/2008 |
| MBL0147 | 12,500 | $31.56 | 3/01/2008 |
| MBL0149 | 12,500 | $21.66 | 3/02/2008 |
| MBL0150 | 5,000 | $30.22 | 4/02/2008 |
| MBL0151 | 5,000 | $23.48 | 24/01/2008 |
| MBL0152 | 5,000 | $22.42 | 6/02/2008 |
| MBL0153 | 5,000 | $20.44 | 10/02/2008 |
| MBL0155 | 5,000 | $23.03 | 12/02/2008 |
| MBL0156 | 5,000 | $20.50 | 13/02/2008 |

**Listing of Macquarie Bank Limited Options**

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0158 | 5,000 | $22.76 | 19/02/2008 |
| MBL0160 | 5,000 | $21.54 | 4/03/2008 |
| MBL0161 | 5,000 | $23.82 | 5/03/2008 |
| MBL0162 | 3,000 | $22.22 | 6/03/2008 |
| MBL0163 | 5,000 | $25.23 | 7/03/2008 |
| MBL0165 | 5,000 | $23.82 | 12/03/2008 |
| MBL0166 | 5,000 | $21.23 | 13/03/2008 |
| MBL0167 | 32,500 | $25.82 | 14/03/2008 |
| MBL0168 | 12,500 | $20.57 | 17/03/2008 |
| MBL0169 | 12,500 | $25.23 | 24/03/2008 |
| MBL0170 | 32,500 | $25.15 | 1/04/2008 |
| MBL0171 | 12,500 | $25.68 | 2/04/2008 |
| MBL0172 | 32,500 | $24.20 | 22/04/2008 |
| MBL0173 | 5,000 | $25.94 | 23/04/2008 |
| MBL0174 | 12,500 | $24.20 | 24/04/2008 |
| MBL0175 | 12,500 | $24.27 | 28/04/2008 |
| MBL0176 | 12,500 | $24.67 | 6/05/2008 |
| MBL0177 | 5,000 | $24.85 | 7/05/2008 |
| MBL0178 | 5,000 | $24.40 | 8/05/2008 |
| MBL0179 | 5,000 | $24.71 | 8/05/2008 |
| MBL0181 | 12,500 | $25.92 | 13/05/2008 |
| MBL0182 | 32,500 | $24.58 | 22/05/2008 |
| MBL0183 | 5,000 | $24.22 | 23/05/2008 |
| MBL0184 | 5,000 | $24.25 | 26/05/2008 |
| MBL0185 | 5,000 | $21.12 | 28/05/2008 |
| MBL0186 | 5,000 | $33.43 | 25/06/2008 |
| MBL0187 | 5,000 | $24.98 | 14/07/2008 |
| MBL0188 | 5,000 | $24.98 | 16/07/2008 |
| MBL0189 | 12,500 | $24.93 | 17/07/2008 |
| MBL0190 | 5,000 | $24.49 | 27/07/2008 |
| MBL0191 | 5,000 | $25.00 | 28/07/2008 |
| MBL0192 | 5,000 | $26.05 | 31/07/2008 |
| MBL0193 | 12,500 | $26.51 | 1/08/2008 |
| MBL0194 | 5,000 | $26.21 | 4/08/2008 |
| MBL0195 | 12,500 | $24.42 | 19/08/2008 |
| MBL0196 | 5,000 | $28.99 | 20/08/2008 |
| MBL0197 | 12,500 | $29.06 | 21/08/2008 |
| MBL0198 | 5,000 | $28.02 | 22/08/2008 |
| MBL0199 | 5,000 | $28.93 | 23/08/2008 |
| MBL0200 | 5,000 | $29.00 | 26/08/2008 |
| MBL0201 | 12,500 | $28.41 | 2/09/2008 |

Listing of Macquarie Bank Limited Options

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0202 | 6,474,292 | $28.74 | 28/08/2008 |
| MBL0203 | 5,000 | $29.46 | 16/09/2008 |
| MBL0204 | 5,000 | $29.46 | 15/09/2008 |
| MBL0205 | 5,000 | $24.17 | 17/09/2008 |
| MBL0206 | 12,500 | $28.74 | 26/09/2008 |
| MBL0207 | 792,751 | $28.74 | 24/09/2008 |
| MBL0208 | 12,500 | $24.54 | 22/09/2008 |
| MBL0209 | 72,875 | $28.74 | 1/10/2008 |
| MBL0210 | 5,000 | $29.04 | 29/09/2008 |
| MBL0211 | 5,000 | $29.96 | 30/09/2008 |
| MBL0212 | 5,000 | $29.46 | 2/10/2008 |
| MBL0213 | 12,500 | $24.53 | 8/10/2008 |
| MBL0214 | 5,000 | $29.11 | 9/10/2008 |
| MBL0215 | 12,500 | $28.64 | 13/10/2008 |
| MBL0216 | 32,500 | $30.26 | 12/10/2008 |
| MBL0217 | 12,500 | $24.28 | 20/10/2008 |
| MBL0218 | 5,000 | $32.82 | 21/10/2008 |
| MBL0219 | 5,000 | $31.39 | 22/10/2008 |
| MBL0220 | 5,000 | $29.91 | 23/10/2008 |
| MBL0221 | 5,000 | $22.22 | 24/10/2008 |
| MBL0222 | 40,000 | $28.74 | 30/10/2008 |
| MBL0223 | 5,000 | $29.78 | 3/11/2008 |
| MBL0224 | 12,500 | $29.72 | 4/11/2008 |
| MBL0225 | 5,000 | $31.18 | 31/10/2008 |
| MBL0226 | 5,000 | $34.49 | 6/11/2008 |
| MBL0227 | 5,000 | $26.84 | 1/09/2008 |
| MBL0228 | 12,500 | $29.00 | 5/11/2008 |
| MBL0229 | 12,500 | $34.49 | 9/11/2008 |
| MBL0230 | 5,000 | $35.39 | 10/11/2008 |
| MBL0231 | 5,000 | $31.74 | 7/11/2008 |
| MBL0232 | 5,000 | $32.48 | 12/11/2008 |
| MBL0233 | 12,500 | $34.44 | 14/11/2008 |
| MBL0234 | 12,500 | $34.72 | 17/11/2008 |
| MBL0235 | 5,000 | $33.99 | 21/11/2008 |
| MBL0236 | 12,500 | $31.31 | 20/11/2008 |
| MBL0237 | 5,000 | $34.40 | 18/11/2008 |
| MBL0238 | 5,000 | $24.53 | 3/12/2008 |
| MBL0239 | 5,000 | $35.49 | 5/12/2008 |
| MBL0240 | 12,500 | $34.91 | 10/12/2008 |
| MBL0241 | 5,000 | $21.66 | 11/12/2008 |
| MBL0242 | 3,000 | $28.74 | 16/12/2008 |

**Listing of Macquarie Bank Limited Options**

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBL0243 | 5,000 | $34.60 | 12/12/2008 |
| MBL0245 | 4,300 | $28.74 | 23/12/2008 |
| MBL0246 | 5,000 | $24.85 | 22/12/2008 |
| MBL0247 | 12,500 | $34.78 | 8/01/2009 |
| MBL0248 | 12,500 | $34.78 | 8/01/2009 |
| MBL0249 | 17,500 | $33.95 | 22/01/2009 |
| MBL0250 | 12,500 | $28.96 | 2/02/2009 |
| MBL0251 | 2,900 | $30.51 | 1/08/2007 |
| MBL0252 | 10,000 | $33.45 | 9/02/2009 |
| MBL0253 | 10,000 | $33.45 | 9/02/2009 |
| MBL0254 | 22,500 | $33.45 | 9/02/2009 |
| MBL0255 | 5,000 | $32.48 | 9/02/2009 |
| MBL0256 | 35,000 | $33.76 | 8/03/2009 |
| MBL0257 | 17,500 | $34.67 | 22/03/2009 |
| MBL0258 | 5,000 | $24.62 | 8/03/2009 |
| MBL0259 | 5,000 | $24.58 | 9/03/2009 |
| MBLADV | 5,668 | $14.52 | 8/06/2004 |
| MBLADW | 1,582,679 | $18.51 | 13/08/2004 |
| MBLAEA | 3,000 | $19.00 | 19/08/2004 |
| MBLAEE | 10,000 | $19.09 | 25/08/2004 |
| MBLAEG | 86,338 | $18.51 | 31/08/2004 |
| MBLAEJ | 5,000 | $18.14 | 6/09/2004 |
| MBLAEL | 10,000 | $18.51 | 24/09/2004 |
| MBLAEM | 34,168 | $18.51 | 27/09/2004 |
| MBLAEN | 5,000 | $18.51 | 11/10/2004 |
| MBLAEO | 5,000 | $18.86 | 9/11/2004 |
| MBLAET | 14,168 | $18.51 | 25/11/2004 |
| MBLAEU | 22,500 | $20.29 | 29/11/2004 |
| MBLAEZ | 1,668 | $20.01 | 7/12/2004 |
| MBLAFA | 5,000 | $20.18 | 9/12/2004 |
| MBLAFB | 5,000 | $19.52 | 10/12/2004 |
| MBLAFF | 12,500 | $19.97 | 24/01/2005 |
| MBLAFL | 2,487,892 | $23.94 | 21/07/2005 |
| MBLAFO | 1,668 | $24.14 | 22/03/2005 |
| MBLAFP | 5,000 | $24.56 | 24/03/2005 |
| MBLAFQ | 2,500 | $24.44 | 27/03/2005 |
| MBLAFR | 32,500 | $23.76 | 28/03/2005 |
| MBLAFT | 50,000 | $23.94 | 2/08/2005 |
| MBLAFU | 65,657 | $23.94 | 11/08/2005 |
| MBLAFV | 1,668 | $18.51 | 3/08/2005 |
| MBLAFX | 5,000 | $24.29 | 5/08/2005 |

**Listing of Macquarie Bank Limited Options**

As at 31 March 2004

| MBL Code | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| MBLAFZ | 10,000 | $24.69 | 7/08/2005 |
| MBLAGC | 12,083 | $23.94 | 8/08/2005 |
| MBLAGE | 1,668 | $23.06 | 13/08/2005 |
| MBLAGF | 8,500 | $24.16 | 14/08/2005 |
| MBLAGG | 1,700 | $24.24 | 15/08/2005 |
| MBLAGH | 5,000 | $23.63 | 17/08/2005 |
| MBLAGI | 5,000 | $23.76 | 18/08/2005 |
| MBLAGJ | 12,500 | $24.43 | 19/08/2005 |
| MBLAGK | 5,000 | $24.04 | 20/08/2005 |
| MBLAGN | 5,836 | $24.56 | 24/08/2005 |
| MBLAGO | 1,700 | $25.37 | 25/08/2005 |
| MBLAGP | 1,668 | $25.65 | 26/08/2005 |
| MBLAGS | 102,340 | $23.94 | 30/08/2005 |
| MBLAGU | 1,668 | $25.85 | 29/09/2005 |
| MBLAGV | 5,000 | $25.59 | 28/09/2005 |
| MBLAGW | 10,000 | $25.59 | 14/10/2005 |
| MBLAGX | 12,500 | $26.12 | 15/10/2005 |
| MBLAHC | 4,168 | $24.36 | 13/10/2005 |
| MBLAHD | 1,668 | $24.24 | 22/12/2005 |
| MBLAHE | 5,000 | $26.45 | 27/12/2005 |
| MBLAHF | 5,000 | $27.63 | 28/12/2005 |
| MBLAHG | 12,500 | $26.32 | 29/12/2005 |
| MBLAHH | 5,834 | $26.57 | 12/12/2005 |
| MBLAHI | 1,668 | $27.56 | 11/12/2005 |
| MBLAHM | 5,000 | $27.83 | 30/01/2006 |
| MBLAHO | 5,000 | $27.86 | 3/01/2006 |
| MBLAHP | 5,000 | $27.93 | 12/01/2006 |
| MBLAHS | 5,000 | $27.71 | 5/01/2006 |
| MBLAHT | 3,334 | $26.95 | 8/01/2006 |
| MBLAHW | 12,500 | $27.46 | 16/01/2006 |
| MBLAHX | 1,668 | $27.71 | 17/01/2006 |
| MBLAHY | 12,500 | $27.71 | 18/01/2006 |
| MBLAIA | 12,500 | $28.29 | 19/01/2006 |
| **TOTAL** | 25,819,759 | | |

Macquarie Bank Limited
ABN 46 008 583 542



No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

## ASX/Media Release

MACQUARIE BANK

# MACQUARIE BANK ACHIEVES FIRST CLOSE OF EUROPEAN FUND

## MACQUARIE EUROPEAN INFRASTRUCTURE FUND

8 April 2004 – Macquarie Bank today announced that the Macquarie European Infrastructure Fund (MEIF), the first pan-European dedicated infrastructure fund, has achieved first close with total initial commitments of $A670 million (€422 million) from leading institutional investors including Stichting Pensioenfonds ABP of the Netherlands, one of the world's largest pension funds, Generali, Italy's largest insurer, Oslo Pensjonsforsikring, Norway's largest municipal pension plan, Dexia Credit Local of France and Caisse de dépôt et placement du Québec of Canada.

MEIF is a wholesale private equity vehicle targeting investments in infrastructure and related assets in certain European OECD countries, potentially including electricity and gas transmission and distribution networks, water and sewerage companies, rail and related infrastructure, airports, communications infrastructure and toll roads[1]. MEIF is seeking to raise total commitments from investors of between $A794 million and $A1.6 billion (€500 million and €1 billion), with final closing expected in March 2005.

An interest in UK water utility, South East Water and Arlanda Express, the Swedish high speed airport rail link, will comprise the seed assets of MEIF.

Concurrent with achieving first close, MEIF will acquire Macquarie's 100% interest in Arlanda Express. Macquarie will also sell 50.1% of its interest in South East Water to MEIF. As part of these transactions, Macquarie will recover its purchase price and holding costs and receive fees for investment banking services.

Consistent with the establishment of other specialised funds, Macquarie Bank has committed A$84 million (€53 million) to MEIF.

[1] Subject to the priority of existing MBL funds

In addition, Macquarie will sell a further 25% of South East Water to MEIF co-investors. Macquarie will retain the remaining 24.9%, however, as indicated previously, the Bank does not intend to hold this investment for the long term.

Macquarie expects that these transactions and its investment in MEIF will not have a significant impact on its Tier 1 and total capital levels.

Mr Nicholas Moore, Head of Macquarie's Investment Banking Group said, "The successful establishment of MEIF represents an important step in the ongoing development of Macquarie's European infrastructure business, which began in 1995.

"Since this time, Macquarie has built a team of more than 80 infrastructure specialists in Europe who have worked on more than 50 transactions, worth approximately €25 billion, including airports, tollways, water, rail, and a broad range of PFI projects. This market position provides investors with unique access to high quality but scarce infrastructure assets.

"Significantly, MEIF is Macquarie's fourth regional infrastructure fund. In each market Macquarie has developed substantial advisory teams to source investments. The funds were primarily sourced from institutions in their home market. The other funds are located in Korea, Canada and two in South Africa." Mr Moore said.

Mr John Roberts, Head of Macquarie Bank's Infrastructure and Specialised Funds Division said, "MEIF is the first fund of its kind in Europe. Macquarie has developed MEIF in response to an emerging demand in the European market for infrastructure investments as an alternative asset class.

"MEIF will provide pension funds and other institutional investors with exposure to a diverse range of infrastructure assets which have the potential to provide investors with a combination of sustainable yields, lower volatility and inflation-linked returns.

"In addition, we are seeing the European infrastructure sector generating a strong and growing pipeline of investment opportunities. As a global leader in infrastructure finance and infrastructure funds management, Macquarie is uniquely placed to access such opportunities which is a key strength of the Fund," Mr Roberts said.

Macquarie's Infrastructure and Specialised Funds Division currently manages approximately A$12.6 billon (€7.9 billion) of equity in infrastructure and utilities funds (as of 31 December 2003). Infrastructure investments managed by Macquarie include assets in transportation, water, telecommunications and energy sectors around the world, including UK, Germany, Spain, Portugal, Italy, Sweden, Canada, US, Australia, Korea, Japan and South Africa.

**For further information please contact:**

**Investor Enquiries**
Jenny Kovacs
Investor Relations Manager
Tel: (612) 8232 3250
Mobile: (61) 413 546 547

**Media Inquiries**
Jane Rotsey
Public Affairs Manager
Tel: (612) 8232 5026
Mobile: (614) 0199 7160

**NOTES TO EDITORS:**

**Stichting Pensioenfonds ABP (ABP), the Netherlands**

ABP is the pension fund for public employees in the governmental and education sectors in the Netherlands. With assets amounting to nearly €150 billion at year end 2003, ABP is one of the largest pension funds in the world. At year end 2003, ABP's asset mix consisted of 45% fixed income, 36% equities, and 19% alternative investments. The strategic aim is to further enhance investment returns through a slight decrease of fixed income in favour of private equity, hedge funds, commodities and other alternative investments and an increase of asset backed securities, corporate bonds and inflation-linked bonds.

**Generali, Italy**

The Generali Group has a vast, diversified network of international interests, making it the largest insurer in Italy and one of the most important in Europe and the world. Generali carries out insurance operations in 50 markets over the five continents and has assets under management of €255 billion. Generali is quoted on the Milan Stock Exchange with a market capitalisation of €27 billion.

**Oslo Pensjonsforsikring (OPF), Norway**

OPF is the pension fund for the employees of the city of Oslo. It is the largest municipal pension plan in Norway with approx €3.6bn funds under management. OPF has 18-20% of its assets in equity, 5% in real estate and the remainder in fixed income. OPF was the best performing pension fund in Norway in 2003 and is looking to diversify its current asset allocation. For more information, please refer to www.pensjonskassen.oslo.kommune.no.

**Dexia Crédit Local, France**

Dexia Crédit Local is a subsidiary of Dexia, the Franco-Belgian banking group. Dexia has three main business lines: Public and Project Finance; Retail banking and insurance; Asset Management. Dexia Crédit Local is dedicated to the group's primary business: public finance and financial services to the public sector. Clients include the largest local governments in Europe and North America, as well as public hospitals, social housing etc. Dexia Crédit Local focuses on six main areas: transportation, environment, water & sewage, PFI style accommodation, energy, telecommunications. Dexia has total assets of €351bn and a market capitalisation of €15m. The Group is

one of the 15 largest financial institutions listed on the stock market in the euro zone (listed on Brussels and Paris stock exchanges). For more information, please refer to www.dexia.com.

**Caisse de dépôt et placement du Québec**

The Caisse de dépôt et placement du Québec manages funds for public and private pension and insurance funds. Its main depositors are the Régime de retraite des employés du gouvernement et des organismes publics, the Fonds du Régime des rentes du Québec, the Fonds d'amortissement des régimes de retraite, the Fonds de la santé et de la sécurité du travail, the Commission de la construction du Québec, the Société de l'assurance automobile du Québec and the Régime de retraite du personnel d'encadrement. Through certain subsidiaries, the Caisse offers private investment funds and real estate management services to external institutional investors. The leading institutional fund manager in Canada with $140 billion of assets under management as at 31 December 2003, the Caisse invests in the main financial markets as well as in private equity and real estate.

**South East Water**

South East Water is the second largest of 12 water only companies in the United Kingdom. It supplies 400 million litres of water per day to approximately 1.5 million people in the South East of England, in a catchment area that covers some 3607km$^2$ of Kent, Sussex, Surrey, Hampshire and Berkshire.

South East Water services a prosperous catchment area with 2002 GDP of £140 billion, the second largest regional economy in the UK, marginally behind London. The region accounts for almost 16 per cent of the UK's GDP and 15 per cent of the total business base. Over the next five years the population of the region is expected to grow at a rate of 0.9 per cent per annum, faster than the UK average of 0.7 per cent per annum.

South East Water has approximately 430 employees. The company is responsible for 19 Sites of Special Scientific Interest (S.S.S.I.s) a Natural Reserve, two Local Nature Reserves and numerous Areas of Outstanding Natural Beauty. South East Water received a major commendation for work at Arlington Reservoir in this year's Business Commitment to the Environment (BCE) Awards.

**Arlanda Express (A-Train)**

A-Train is Sweden's first privately financed infrastructure project and operates Arlanda Express, the express rail service linking Stockholm's main international and domestic airport at Arlanda and Stockholm Central Station, a distance of 42kms by road. The Arlanda Express was established to improve transport links to Arlanda Airport and reduce anticipated levels of traffic congestion arising from air traffic and associated passengers. The high speed service travels at up to 200km per hour, providing a journey time of 20 minutes each way. Six trains run per hour during peak hours and Arlanda Express operates 19 hours per day.

A-Train, whose traffic operations were launched in November 1999, currently has approx 180 employees. It operates under a Swedish Government concession that extends to 2040. A-Train is the first company to satisfy the new European environmental requirements in accordance with the Good Environmental Choice label.